UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 18, 2021 one

(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation)	001-39453 (Commission File Number)	98-1545859 (I.R.S. Employer Identification No.)

16 Funston Avenue, Suite A The Presidio of San Francisco San Francisco, CA 94129 (Address of principal executive offices)	94129 (Zip Code)

(415) 480-1752
(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	AONE.U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	AONE	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	AONE.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

As previously announced, one (“AONE”) announced a proposed business combination (the “Business Combination”) between AONE and MarkForged, Inc. (“Markforged”). On May 18, 2021, Markforged issued a press release reporting its first quarter 2021 financial highlights, which is attached as Exhibit 99.1 hereto and incorporated by reference into this Item 7.01.

Attached as Exhibit 99.2 hereto and incorporated by reference into this Item 7.01 is an Analyst Day presentation being used by AONE and Markforged in connection with the Business Combination. In connection with the Analyst Day presentation, AONE and Markforged will be distributing a pre-recorded video clip, a transcript of which is attached as Exhibit 99.3 hereto, and is incorporated by reference into this Item 7.01.

The information in this Item 7.01, including the exhibits attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are being furnished with this Form 8-K:

Exhibit No.	Description
99.1	Markforged Earnings Press Release, dated May 18, 2021
99.2	Presentation Deck
99.3	Demo Kit Walkthrough Video Transcript

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This report relates to a proposed transaction between Markforged and AONE. This report does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction, AONE filed a registration statement on Form S-4 with the SEC on April 1, 2021, as amended on May 14, 2021, which includes a document that serves as a prospectus and proxy statement of AONE, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all AONE shareholders. AONE also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of AONE are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AONE through the website maintained by the SEC at www.sec.gov.

The documents filed by AONE with the SEC also may be obtained free of charge at AONE’s website at: a-star.co or upon written request to 16 Funston Ave., Suite A, The Presidio of San Francisco, CA 94129.

Participants in Solicitation

AONE and Markforged and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from AONE’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Markforged and AONE. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of AONE’s securities, (ii) the risk that the transaction may not be completed by AONE’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by AONE, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, by and between AONE, Caspian Merger Sub Inc. and Markforged, dated as of February 23, 2021, (the “Merger Agreement”) by the shareholders of AONE, the satisfaction of the minimum trust account amount following redemptions by AONE’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the investments described above, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Markforged’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Markforged and potential difficulties in Markforged employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Markforged or against AONE related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of AONE’s securities on a national securities exchange, (xi) the price of AONE’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which AONE plans to operate or Markforged operates, variations in operating performance across competitors, changes in laws and regulations affecting AONE’s or Markforged’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AONE’s Annual Report on Form 10-K, as amended, the registration statement on Form S-4 discussed above, as it may be amended, and other documents filed by AONE from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Markforged and AONE assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Markforged nor AONE gives any assurance that either Markforged or AONE, or the combined company, will achieve its expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 18, 2021

one

By:	/s/ Troy B. Steckenrider III
Name: Troy B. Steckenrider III
Title: Chief Financial Officer

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